                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------
                                   SCHEDULE TO
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                       ----------------------------------

                    Chesapeake Biological Laboratories, Inc.
                       (Name of Subject Company (issuer))


                         AC Acquisition Subsidiary, Inc.
                               Cangene Corporation
                       (Name of Filing Persons (offerors))


                 Class A Common Stock, Par Value $.01 Per Share
        Series A-1 Convertible Preferred Stock, Par Value $.01 Per Share
                    Warrants to Purchase Class A Common Stock
                         (Title of Class of Securities)


                              165146 (Common Stock)
                      (CUSIP Number of Class of Securities)


                                 Alex Glasenberg
                               Cangene Corporation
                         3403 American Drive, Units 3/4
                              Mississauga, Ontario
                                 L4V 1T4 Canada
                                  416-749-9300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                    Copy To:
                            Edward I. Tishelman, Esq.
                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 753-7500

                   ------------------------------------------
                            CALCULATION OF FILING FEE

          =============================================================
             TRANSACTION VALUATION*               AMOUNT OF FILING FEE
                   ------------------------------------------

             $ 33,574,408                              $ 6,714.88
          =============================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding the product of $4.60, the per share Class A Common Stock tender offer price, multiplied by 7,836,841, the sum of the 5,893,030 currently outstanding shares of Class A Common Stock sought in the Offer, the 853,038 shares of Class A Common Stock issuable pursuant to outstanding stock options that are expected to vest prior to the Effective Time of the Merger (as defined herein), the exercise price of which is less than $4.60, the 967,403 shares of Class A Common Stock issuable upon conversion of the outstanding Series A-1 Convertible Preferred Stock and 123,370 shares of Class A Common Stock issuable upon exercise of outstanding warrants, and subtracting $2,475,059 (which is the aggregate of (i) the aggregate exercise price of the outstanding warrants and (ii) the average exercise price of the outstanding options described above multiplied by 853,038). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the transaction valuation.


     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


     Amount Previously Paid: $6,714.88           Filing Party:  AC Acquisition Subsidiary,
                                                                Inc., Cangene Corporation
     Form or Registration No.:  Schedule TO: File   Date Filed: November 17, 2000
                                  No. 5-40031


     [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]  third party tender                 [ ]  going-private transaction
          offer subject to Rule 14d-1             subject to Rule 13e-3

     [ ]  issuer tender offer                [X]  amendment to Schedule 13D
          subject to Rule 13e-4                   under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

CUSIP NO. 165146

1.   NAME OF REPORTING PERSON:    Cangene Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                   (a) [ ]          (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:   BK

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Canada

       NUMBER OF         7.   SOLE VOTING POWER:
       SHARES                   6,808,239   (1)
       BENEFICIALLY      8.   SHARED VOTING POWER:
       OWNED BY                 0
       EACH              9.   SOLE DISPOSITIVE POWER:
       REPORTING                6,808,239   (1)
       PERSON WITH       10.  SHARED DISPOSITIVE POWER:
                                0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON:           6,808,239   (1)

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  93.2   (1) (2)

14.    TYPE OF REPORTING PERSON:   CO

(1)  Includes 38,613 shares subject to guarantee of delivery.

(2) Based on 7,308,175 shares outstanding at January 3, 2001 as reported to Cangene Corporation and AC Acquisition Subsidiary, Inc. by the transfer agent of the Issuer and treating the (i) Convertible Preferred Stock (as defined below) as if converted and (ii) Warrants (as defined below) as if exercised.

CUSIP NO. 165146

1.   NAME OF REPORTING PERSON: AC Acquisition Subsidiary, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   Applied For

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
            (a) [ ]           (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:    AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Maryland

       NUMBER OF         7.  SOLE VOTING POWER:
       SHARES                  6,808,239   (1)
       BENEFICIALLY      8.  SHARED VOTING POWER:
       OWNED BY                0
       EACH              9.  SOLE DISPOSITIVE POWER :
       REPORTING               6,808,239   (1)
       PERSON WITH       10. SHARED DISPOSITIVE POWER:
                               0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:           6,808,239   (1)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES**

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            93.2  (1) (2)

14.    TYPE OF REPORTING PERSON:  CO

(1)  Includes 38,613 shares subject to guarantee of delivery.

(2) Based on 7,308,175 shares outstanding at January 3, 2001 as reported to Cangene Corporation and AC Acquisition Subsidiary, Inc. by the transfer agent of the Issuer and treating the (i) Convertible Preferred Stock as if converted and (ii) Warrants as if exercised.

                                   SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Cangene Corporation, a Canadian corporation ("Parent"), and AC Acquisition Subsidiary, Inc., a Maryland corporation and a wholly owned subsidiary of Parent ("Purchaser"), on November 17, 2000 (as so amended, the "Schedule TO"). The Schedule TO relates to the third party tender offer (the "Offer") by Purchaser to purchase (i) all of the issued and outstanding shares of class A common stock, par value $.01 per share (the "Common Stock") of Chesapeake Biological Laboratories, Inc., a Maryland corporation (the "Company"), at a price of $4.60 per share (such amount, or any higher price that may be paid per share of Common Stock in the Offer, the "Per Share Amount"),
(ii) all of the issued and outstanding shares of series A-1 convertible preferred stock, par value $.01 per share ("Convertible Preferred Stock") of the Company, at a purchase price of $4.60 per share multiplied by the number of shares of Common Stock into which such shares of Convertible Preferred Stock are then convertible; and (iii) all issued and outstanding warrants evidencing rights to purchase shares of Common Stock (the "Warrants"), at a purchase price equal to the difference between the exercise price of such Warrants and $4.60, multiplied by the number of shares of Common Stock for which such Warrants are then exercisable, net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) through (a)(4), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

     This Amendment also amends the statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on November 9, 2000 with respect to the beneficial ownership of certain shares of Common Stock (the "Schedule 13D"). The Schedule 13D is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The response to Item 4(a) is hereby amended and restated to read as follows:

     "(a) The information set forth in the entire Offer to Purchase is incorporated by reference. Notwithstanding anything contained to the contrary in the Offer to Purchase, all conditions to the Offer will be met or waived prior to the expiration of the Offer."

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 7(d) is hereby amended and restated to read as follows:

     "(d) The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference. Parent intends to repay the loan made to it by The Bank of Nova Scotia pursuant to the commitment letter (the "Commitment Letter") described in the Offer to Purchase as follows: the Commitment

     Letter requires that $25,000,000 (CAN $) of the aggregate amount borrowed be repaid one year after the loan is made. Parent will repay this amount from a combination of its cash flow and cash on hand. Borrowings in excess of the $25,000,000 amount referred to above will be paid from Parent's cash flow and, if sufficient funds are not available, from a cash infusion from Parent's parent or an equity issuance by Parent in Canada."

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The responses to Item 8 of the Schedule TO and Item 5(a) and (b) of the
Schedule 13D are hereby amended and supplemented by the addition of the following:

     "The Offer expired, as scheduled, at 12:00 midnight, New York City time, on January 3, 2001. Based on information provided by the Depositary, 6,808,239 shares of Common Stock and Common Stock equivalents were validly tendered and not withdrawn pursuant to the Offer (of which 38,613 are subject to guarantee of delivery), which together represent 93.2% of the issued and outstanding shares of Common Stock and Common Stock equivalents. Purchaser has accepted for payment all such shares of Common Stock. The percentage referred to above is based on 7,308,175 shares outstanding at January 3, 2001 as reported to Parent and Purchaser by the transfer agent of the Company and treating the (i) Convertible Preferred Stock as if converted and (ii) Warrants as if exercised."

ITEM 11. ADDITIONAL INFORMATION.

     (a) The response to Item 11(a) is hereby amended and supplemented by the addition of the following language:

               "On December 6, 2000, the 15-day waiting period applicable to the Offer under the HSR Act expired. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied."

ITEM 12. EXHIBITS.

     The response to Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following:

     Exhibit (a)(11) Press release issued by Parent and the Company on January 4, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           AC ACQUISITION SUBSIDIARY, INC.

                           By: /s/ Alex Glasenberg
                           ----------------------------------
                               Name:  Alex Glasenberg
                               Title: Vice President

                           CANGENE CORPORATION

                           By: /s/ Alex Glasenberg
                           ----------------------------------

                               Name:  Alex Glasenberg
                               Title: Chief Financial Officer

Dated: January 4, 2001

                                  EXHIBIT INDEX

(a)(1)   Offer to Purchase, dated November 17, 2000.*

(a)(2)   Letter of Transmittal for Class A Common Stock, dated November 17,
         2000.*

(a)(3) Letter of Transmittal for Series A-1 Convertible Preferred Stock, dated November 17, 2000.*

(a)(4) Letter of Transmittal for Warrants to Purchase Class A Common Stock, dated November 17, 2000.*

(a)(5)   Notice of Guaranteed Delivery, dated November 17, 2000.*

(a)(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2000.*

(a)(7)   Letter to Clients, dated November 17, 2000.*

(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(9)   Press release issued by Parent and the Company on October 30, 2000. **

(a)(10)  Summary advertisement dated November 17, 2000.*

(a)(11)  Press release issued by Parent and the Company on January 4, 2001.

(b)      Commitment Letter, dated October 29, 2000 of The Bank of Nova Scotia.*

(d)(1) Merger Agreement, dated as of October 30, 2000, among Parent, the Company and Purchaser.*

(d)(2) Confidentiality and Non-disclosure Agreement between Parent and the Company, dated as of May 5, 2000.*

(d)(3)   Option to Purchase Preferred StockAgreement, dated as of October 30,
         2000.*

(d)(4) Stockholders' Agreement, dated as of October 30, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on
         Schedule I thereto.*

(d)(5) Employment Agreement, dated as of October 30, 2000, by and between the Company and Thomas P. Rice.*

(d)(6) Employment Agreement, dated as of October 30, 2000, by and between the Company and John Botek.*

(g)      None.

(h)      None.

* Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Parent and Purchaser on November 17, 2000.

** Incorporated by reference to the Schedule TO relating solely to preliminary communications made before the commencement of a tender offer filed with the Securities and Exchange Commission by Parent and Purchaser on October 31, 2000.